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December 22, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549
Attention:    William Demarest
     Robert Telewicz

Re:    Kennedy-Wilson Holdings, Inc.
    Form 10-K for the Year Ended December 31, 2022

To the addressees set forth above:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Real Estate & Construction, of the Securities and Exchange Commission, dated November 28, 2023 (the “Comment Letter”), with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures and Certain Definitions, page 55

December 22, 2023

1.We have considered your response to our prior comment 1. Please address the following with respect to your response:

•As your calculation of same store revenue is calculated on a non-GAAP basis, please revise your disclosure to include a reconciliation of same property revenue to the most directly comparable measure calculated in accordance with GAAP. Reference is made to Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, the Company undertakes to modify its reconciliation of same property revenue to reconcile to the most directly comparable measure calculated in accordance with GAAP. By way of example, the Company has included, as Annex A hereto, an illustrative adjusted table reflecting such modification.

•Based on your response, it appears that same store NOI is not calculated on the same basis as consolidated NOI (e.g. elimination of above/below market rents, adjustments for foreign exchange rates). As such, please title the measure something other than NOI and provide a reconciliation to the most directly comparable measure calculated in accordance with GAAP. Reference is made to Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, the Company undertakes to modify the title of its same property measure to “Same Property NOI (Net Effective),” and make reference to this being a non-GAAP measure, wherever applicable. Additionally, the Company undertakes to modify its reconciliation of Same Property NOI (Net Effective) to reconcile to the most directly comparable measure calculated in accordance with GAAP. By way of example, the Company has included, as Annex B hereto, an illustrative adjusted table reflecting such modification.

Item 8. Financial Statements and Supplementary Data

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Unconsolidated Investments, page 73

2.We have considered your response to our prior comment 2. Please address the following with respect to your response:

•Please tell us the consideration your performance allocation takes (e.g. cash, ownership interests etc.)

Response: The Company acknowledges the Staff’s comment and advises the Staff that the consideration that the Company receives is in the form of ownership interests as further elaborated in the Company’s response below.

•Tell us the type of services you perform in order to earn the performance allocation (e.g. management services) and explain to us why you believe those services are excluded from the scope of ASC Topic 606. In that regard, please clarify for us the type of agreement that entitles you to a performance allocation

December 22, 2023

(e.g. management agreement, partnership agreement etc.) and the context in which the performance allocation is discussed in that agreement.

Response: The Company acknowledges the Staff’s comment and advises the Staff with respect to its investment vehicles with third party partners (primarily joint ventures and funds), the Company completes a thorough analysis under ASC Topic 810, Consolidation (“Topic 810”), and depending on the conclusion of such analysis, such investment vehicles are consolidated or accounted for under ASC Topic 323, Investment-Equity Method and Joint Ventures (“Topic 323”), as equity method investees (the “Equity Method Investee Vehicles”). The Company further advises the Staff that when the Company does invest through such Equity Method Investee Vehicles, it takes significant ownership positions (which is atypical of similar structures employed by its peers), representing approximately 40% of the invested capital on a weighted average basis.

The Company advises the Staff that with respect to its Equity Method Investee Vehicles, it earns asset management fees that are recognized by the Company under ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”) and are included in total revenue in the Company’s consolidated statements of income (the “Asset Management Fees”). In order for the Company to receive the Asset Management Fees, the Company provides certain management services to its partners in the applicable Equity Method Investee Vehicles, including, without limitation, preparing and tracking operating and capital expenditure budgets, supervising and overseeing on-site property managers, securing property-level financing and refinancing and preparing and executing disposition plans in accordance with the applicable business plans.

The Company further advises the Staff that, unlike its Asset Management Fees described above that are directly linked to services that the Company provides, its performance allocations are structured and categorized as “carried interests,” as they are directly related to the Company’s significant ownership interests in each of the Equity Method Investee Vehicles that are at risk. The Company’s performance allocations are primarily documented in the applicable membership or partnership agreements (i.e., the ownership agreements) of each of its Equity Method Investee Vehicles. Under such ownership agreements, the distributable cash flow to each member / partner is allocated based upon the invested capital of each member / partner. The Company’s allocated ownership interests under these agreements increase if certain pre-negotiated conditions are satisfied, upon which the Company receives an increased share of the distributable cash flow, effectively constituting its performance allocation. The Company advises the Staff that in certain limited instances, its performance allocations are documented and paid to the Company by way of a separate agreement. However, even in instances where a separate agreement is used, the computation and mechanics of the Company’s performance allocations are substantively identical to the documentation of performance allocations in the ownership agreements, as described above. The Company advises the Staff that in both cases, the Company’s performance allocations are appropriately categorized as “carried interests” as they are directly linked to its significant ownership position in the Equity Method Investee and the Company is compensated for any services that it provides through separate and apart Asset Management Fees (as described in the paragraph above).

The Company further advises the Staff that in coming to its conclusion to account for its performance allocations under Topic 323, it also considered the substance of the

December 22, 2023

discussions that were had during various meetings of the transition resource group for revenue recognition (“TRG”) on the topic of accounting for carried interest arrangements. The Company advises the Staff that during certain TRG meetings, participants acknowledged that there was a basis for accounting for carried interests under an “ownership model” under GAAP. The Company advises the Staff that (i) for the reasons set forth above and in its response to question #2, dated October 6, 2023; and (ii) in light of its weighted average 40% interests in the invested capital of the Equity Method Investee Vehicles, the Company believes that its accounting for its performance allocations or carried interest arrangements under Topic 323 is appropriate. The Company further advises the Staff that participants during certain TRG meetings, also clarified in that if an issuer was to account for its carried interest arrangements under the ownership model, it would need to conduct a full analysis under such a model, including under Topic 810 and Topic 323. The Company confirms for the Staff that as set forth above, the Company conducted such analysis in reaching its conclusion.

The Company also advises the Staff that its investments in its Equity Method Investees are integrated into the whole of its business and appropriately presented within operations consistent with GAAP and guidance provided during the SEC Regulations Committee Joint Meeting with SEC Staff on March 11, 2003 (the “Committee Meeting”). Additional guidance from the Committee Meeting also provided that while the inclusion of income from equity method investments is appropriate, it should not be presented “within revenues.” The Company also advises the Staff that there may be other issuers in the asset management industry that present income from equity method investments (including performance allocations) within revenues (“Other Issuers”). However, to the Company’s knowledge, these Other Issuers’ businesses are operating primarily through equity method investments. The Company advises the Staff that while its investments in its Equity Method Investees are integrated into the whole of its business as discussed above, the Company is different from the Other Issuers as the Company operates primarily through its consolidated structures. As of December 31, 2022, (i) consolidated real estate assets represented approximately 60% of the Company’s consolidated total assets and investments through Equity Method Investee Vehicles represented approximately 27% of consolidated total assets; and (ii) the Company’s consolidated real estate operations generated rental revenues that it reported for the period were more than 20 times the amount of performance allocation losses that it reported during the same period.
* * *
Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Sincerely,

    /s/ Julian T.H. Kleindorfer
    Julian T.H. Kleindorfer
    of
    Latham & Watkins LLP

cc:    Justin Enbody, Kennedy-Wilson Holdings, Inc.
In Ku Lee, Kennedy-Wilson Holdings, Inc.

Annex A

The table below is a reconciliation of non-GAAP measures included in the Company’s same property analysis to their most comparable GAAP measures.

(Dollars in millions)
	Same Property – Revenue(6)*
	Year Ended December 31,
	2022	2021
Total revenue	$ 540.0	$ 453.6

Less: Investment management fees	(44.8)	(35.3)
Less: Property services fees	(1.7)	(2.1)
Less: Loans and other	(11.7)	(8.6)
Less: NCI Adjustments(1)	(10.6)	(9.0)
Add: Unconsolidated Investment Adjustments(2)	140.3	131.9
Add: Above/Below Market Rents	(3.6)	0.5
Less: Reimbursement of Recoverable Operating Expenses	(28.3)	(22.7)
Less: Properties Bought and Sold(3)	(90.1)	(63.0)
Less: Other Properties Excluded(4)	(111.9)	(84.8)
Other Reconciling Items(5)	(3.6)	(10.4)
Same Property Revenue*	$ 374.0	$ 350.1

	Same Property – Revenue (6)*
	Year Ended December 31, 2022	Year Ended December 31, 2021
Same Property Revenue*- (Reported)
Office—Same Property	$ 106.5	$ 105.4
Multifamily Market Rate Portfolio—Same Property	222.1	202.2
Multifamily Affordable Portfolio—Same Property	45.4	42.5
Same Property Revenue*	$ 374.0	$ 350.1

—————
(*) This is a Non-GAAP financial measure. Please see our “Common Definitions” for a further explanation and discussion .
(1)    Represents rental revenue and hotel revenue attributable to non-controlling interests.
(2)    Represents the Company’s share of unconsolidated investment rental revenues, as applicable, which are within the applicable same property population.
(3)    Represents properties excluded from the same property population that were purchased or sold during the applicable period.
(4)    Represents properties excluded from the same property population that were not stabilized during the applicable period, or retail or industrial properties.
(5)    Represents other properties excluded from the same property population that were not classified as a commercial or multifamily property within the Company’s portfolio. Also includes immaterial adjustments for foreign exchange rates, changes in ownership percentages, and certain non-recurring income.
(6)    Excludes above/below market rents from the same property population, as they are representative of non-cash purchase price accounting income.

Annex B

The table below is a reconciliation of non-GAAP measures included in the Company’s same property analysis to their most comparable GAAP measures.

(Dollars in millions)
	Same Property – NOI (Net Effective)(6)*
	Year Ended December 31,
	2022	2021
Net income	$ 101.9	$ 336.4

Less: Investment management fees	(44.8)	(35.3)
Less: Property services fees	(1.7)	(2.1)
Less: Loans and other	(11.7)	(8.6)
Less: Total income from unconsolidated investments	(178.4)	(389.0)
Less: Gain on sale of real estate, net	(103.7)	(412.7)
Add: Compensation and related	111.3	133.9
Add: Share-based compensation	29.0	28.7
Add: Performance allocation compensation	(4.3)	42.0
Add: General and administrative	37.2	33.3
Add: Depreciation and amortization	172.9	166.3
Add: Interest Expense	220.8	192.4
Add: Gain (loss) on early extinguishment of debt	(27.5)	45.7
Less: Other income (loss)	(36.1)	5.0
Add: Provision for income taxes	36.2	126.2
Less: NCI Adjustments(1)	(6.5)	(5.1)
Add: Unconsolidated Investment Adjustments(2)	101.2	94.7
Add: Above/Below Market Rents	(3.6)	0.5
Less: Properties Bought and Sold(3)	(64.5)	(41.0)
Less: Other Properties Excluded(4)	(58.5)	(51.1)
Other Reconciling Items(5)	1.3	(7.3)
Same Property NOI (Net Effective)*	$ 270.5	$ 252.9

	Same Property NOI – (Net Effective)(6)*
	Year Ended December 31,
	2022	2021
Same Property NOI (Net-Effective)* (Reported)
Office—Same Property	$ 90.3	$ 89.7
Multifamily Market Rate Portfolio—Same Property	148.8	133.5
Multifamily Affordable Portfolio—Same Property	31.4	29.7
Same Property NOI (Net-Effective)* (Reported)	$ 270.5	$ 252.9

—————
(*)    This is a Non-GAAP financial measure. Please see our “Common Definitions” for further explanation.
(1)    Represents rental revenue and operating expenses and hotel revenue and operating expenses attributable to non-controlling interests.
(2)    Represents the Company’s share of unconsolidated investment rental revenues and net operating income, as applicable, which are within the applicable same property population.

(3)    Represents properties excluded from the same property population that were purchased or sold during the applicable period.
(4)    Represents properties excluded from the same property population that were not stabilized during the applicable period, or retail or industrial properties.
(5)    Represents other properties excluded from the same property population that were not classified as a commercial or multifamily property within the Company’s portfolio. Also includes immaterial adjustments for foreign exchange rates, changes in ownership percentages, and certain non-recurring income and expenses.
(6)    Excludes above/below market rents from the same property population, as they are representative of non-cash purchase price accounting income.